

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Martin P. Klein
Chief Financial Officer
Athene Holding Ltd
Second Floor, Washington House
16 Church Street
Hamilton, HM 11, Bermuda

      Re: Athene Holding Ltd
         Form 10-K for the Fiscal Year Ended December 31, 2022
         Response dated September 29, 2023
         File No. 001-37963

Dear Martin P. Klein:

      We have reviewed your September 29, 2023 response to our comment letter and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2023 letter.

Form 8-K dated August 7, 2023

Exhibit 99.1
Selected Income Statement Data, page 4

1.   We note your response to comment three, in which you state that your alternative investment portfolio has returned approximately 12%, on average, over the past ten years and that you have based your expectation of returns on this and adjusted down to 11% for conservatism. Please address the items below.
- Explain the reasons and factors you considered in determining that ten years is an appropriate lookback period and how your average and estimated rates of return would be affected by a different (longer or shorter) period.
- Tell us how your long-term expectation of returns for this asset class has compared to actual returns and how you determined that the prior ten years would be reflective of

      forward-looking long-term performance expectations.

- Explain how you determined that 11% is an appropriate adjustment level for conservatism, as well as whether you adjust this level and, if so, under what circumstances.

2.   In addition to the above, please provide us with a more fulsome explanation of your rationale and considerations in determining that this normalization adjustment is not individually tailored accounting. For example, your response states that your adjustment does not change the recognition and measurement principles; however, it is still unclear to us how you reached this conclusion, given that actual recognition and measurement of alternative investment income, as reflected in your financial statements under U.S. GAAP, are not fixed at 11%.

     Please contact Michael Henderson at 202-551-3364 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance